UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

\X\	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023, OR
\ \	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM_________ to _______________

Registration number: 333-128859

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: The Gillette Company Global Employee Stock Ownership Plan.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: c/o The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.

REQUIRED INFORMATION

The following audited financial statements are enclosed with this report:

1.  Statements of Net Assets Available for Plan Benefits as of December 31, 2023 and December 31, 2022.
2.  Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2023, 2022 and 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

THE GILLETTE COMPANY GLOBAL
EMPLOYEE STOCK OWNERSHIP PLAN

Date:  March 21, 2024
By:      /s/ Chris Young
Chris Young
The Gillette Company Global Employee Stock Ownership Plan Administrative Committee

EXHIBITS:

23  Consent of Deloitte LLP

The Gillette Company
Global Employee Stock
Ownership Plan

Financial Statements as of December 31, 2023 and
2022, and for the Years Ended December 31, 2023,
2022 and 2021, and Report of Independent
Registered Public Accounting Firm

THE GILLETTE COMPANY GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Plan Benefits as of December 31, 2023 and 2022	2

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2023, 2022 and 2021	3

Notes to Financial Statements as of December 31, 2023 and 2022, and for the Years Ended December 31, 2023, 2022 and 2021	4-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and the Participants of The Gillette Company Global Employee Stock Ownership Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for plan benefits of The Gillette Company Global Employee Stock Ownership Plan (the "Plan") as of December 31, 2023 and 2022 and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for plan benefits for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter - Plan Termination

As discussed in Note 7 to the financial statements, the company has made a decision to terminate the plan.

/s/ Deloitte LLP

Deloitte LLP
Manchester, United Kingdom
March 21, 2024

We have served as the auditor of the Plan since 2009.

THE GILLETTE COMPANY GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF DECEMBER 31, 2023 AND 2022

	2023 $	2022 $
ASSETS:
Investments – at fair value: The Procter & Gamble Company common stock (cost $130,110 and $300,724 in 2023 and 2022 respectively) (Note 6)	337,775	819,636
Cash at bank and in hand	61,291	6,503

Total investments	399,066	826,139

NET ASSETS AVAILABLE FOR PLAN BENEFITS	399,066	826,139

The accompanying notes are an integral part of the financial statements.

THE GILLETTE COMPANY GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(LOSSES) / ADDITIONS:	2023 $	2022 $	2021 $
Investment (expense) / income:
Dividends from The Procter & Gamble Company common stock (Note 6)	13,475	22,459	29,885
Realized gain on shares sold (Note 4)	290,861	148,168	158,143
Net (depreciation) / appreciation in fair value of The Procter & Gamble Company common stock (Note 4)	(311,248)	(237,564)	15,585
Total investment (expense) / income	(6,912)	(66,937)	203,613

Income from participating Procter & Gamble companies (Note 6)	10,000	4,000	7,000
Total Additions / (Losses)	3,088	(62,937)	210,613

DEDUCTIONS:
Distributions and withdrawals to participants	(420,161)	(250,283)	(267,177)
Administrative expenses (Note 6)	(10,000)	(4,000)	(7,000)

Total deductions	(430,161)	(254,283)	(274,177)

DECREASE IN NET ASSETS	(427,073)	(317,220)	(63,564)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	826,139	1,143,359	1,206,923

End of year	399,066	826,139	1,143,359

The accompanying notes are an integral part of the financial statements.

THE GILLETTE COMPANY GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023 AND 2022, AND FOR
THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

1.	DESCRIPTION OF THE PLAN
The Gillette Company Global Employee Stock Ownership Plan (the “Plan” or the “GESOP”) is a stock ownership plan sponsored by The Gillette Company (“Gillette”), a subsidiary of The Procter & Gamble Company (“Procter & Gamble” or the “Company”).  The following provides only general information.  Participants should refer to the plan document for a more complete description of the Plan’s provisions.
General — The Plan is a share purchase plan established by Gillette to provide a means for eligible employees to tax efficiently purchase shares of the Company.  It is not subject to the provisions of the Employee Retirement Income Security Act of 1974 and is not subject to income taxation. Link Market Services is the Plan fiduciary and BMO Capital Markets is the custodian for the investments.
On January 27, 2005, and in connection with the Company’s acquisition of Gillette, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Gillette providing that, upon the terms and subject to the conditions set forth in the Merger Agreement, the Plan would merge with and into the Procter & Gamble International Stock Ownership Plan or other Procter & Gamble international plans (collectively “ISOP”). Over the years, each country has adopted the P&G benefit plans that include the ISOP, so their participation in the Plan has terminated. Since 2010, the United Kingdom is the only remaining country participating in the Plan (“participating subsidiary”).
Effective January 1, 2008, participants of the Plan were eligible to make contributions to the Procter & Gamble 1-4-1 Plan and ceased making contributions to the Plan.
Eligibility — Employees eligible to participate in the Plan included all regular employees of participating subsidiaries of the Company with the exception of employees considered to be an executive, officer, director, or a 10 percent stockholder of the Company and employees eligible for another savings plan sponsored by the Company and maintained in the United States, Canada, or Puerto Rico.  Eligible employees could have enrolled in the Plan on the first day of each month and on the initial participation date for each participating subsidiary.

Contributions — Eligible employees could have contributed 1 percent to 10 percent of their compensation to the Plan through payroll deductions.  A participating employee could have changed the contribution rate effective as of the first day of any month.  Employer contributions were made to the accounts of participants who were contributing to the Plan in amounts equal to 50 percent of the participant’s contributions, up to 1 percent of each participant’s eligible pay. Effective 1 January 2008, contributions were frozen as per Note 6.

Participant Accounts — Individual accounts have been maintained for each Plan participant. Each participant’s account was credited with the participant’s contribution, the Company’s matching contribution, allocations of Company discretionary contributions, if any, and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations were based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

THE GILLETTE COMPANY GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023 AND 2022, AND FOR
THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021 (CONTINUED)

1.	DESCRIPTION OF THE PLAN (CONTINUED)
Participant accounts remaining in the Plan continue to have individual accounts maintained with Plan earnings or losses allocated based on earnings and account balances as defined.
As of December 31, 2023, the Plan has a total of 67 participants (2022: 107 participants) participating in the Plan solely in the United Kingdom.
Investments — All employee and employer contributions were converted into U.S. dollars and then invested in shares of the Company’s common stock generally on the 15th day of each month (or if that date was not a business day, the preceding business day).  Sales of the Company’s common stock for distributions generally were made on two specified dates in each month and subsequently converted into the applicable local currencies for payment to employees.  Any dividends on shares of the Company’s common stock are invested in additional shares of the Company’s common stock.

Vesting — In general, participants are immediately vested in all shares of the Company’s common stock credited to their respective Plan accounts.
Payment of Benefits — Prior to the Merger Agreement, distributions of account balances were made when the employment of a participant ceased, unless upon retirement the participant’s account was credited with at least 100 shares of the Company’s common stock, and the participant elected to defer payment.  If an election was made to defer the distribution, retirees could have made up to two requests a year for distributions of all or a portion of their account balance.
For those retirees who did not elect to defer payment and for all other participants who terminate employment for reasons other than retirement, a distribution of the participant’s account was made in the form of a lump-sum payment.

All distributions were made in cash, unless the participant (or beneficiary, in the event of a participant’s or retiree’s death) elected to receive the account balance in the form of shares of the Company’s common stock.

While employed, participants could have elected to take up to two in-service withdrawals from their account balances during a calendar year.  Effective October 1, 2005, upon a change in control of the Plan sponsor, all shares in the Plan became mature and immediately available for sale.

THE GILLETTE COMPANY GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023 AND 2022, AND FOR
THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021 (CONTINUED)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan invests in Company common stock which represents a concentration in investments.   Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the value of the participants account balances and the amounts reported in the financial statements.
Investment Valuation and Income Recognition — The Plan’s investments in Company common stock are stated at fair value. Quoted market prices are used to value these investments. Purchases and sales of securities are recorded on a trade‑date basis. Dividends are recorded on the ex‑dividend date, net of any U.S. withholding taxes.  Realized gains and losses are based upon the average cost method.
Net (Depreciation) / Appreciation in Fair Value of Investments - Realized and unrealized (depreciation) / appreciation in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized (depreciation) / appreciation, or on the last day of the year for unrealized (depreciation) / appreciation.
Expenses of the Plan — Investment management expenses and all other fees and expenses are reimbursed by the participating Procter & Gamble companies.

Payment of Benefits — Benefits are recorded when paid to participants.
3.	FAIR VALUE MEASUREMENTS
ASC 820 Fair Value Measurements and Disclosures (“ASC 820”) establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

THE GILLETTE COMPANY GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023 AND 2022, AND FOR
THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021 (CONTINUED)

3.	FAIR VALUE MEASUREMENTS (CONTINUED)
Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2
Inputs to the valuation methodology include:
• quoted prices for similar assets or liabilities in active markets;
• quoted prices for identical or similar assets or liabilities in inactive markets;
• inputs other than quoted prices that are observable for the asset or liability; and
• inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
All investments are measured at quoted prices in the active market on which the individual securities are traded and are classified as Level 1 assets as of December 31, 2023 and 2022.
4.	INVESTMENTS
The Plan’s investment in Company common stock experienced a net (depreciation)/appreciation in value as follows for the years ended December 31, 2023, 2022 and 2021:
	2023 $	2022 $	2021 $
The Procter & Gamble Company
common stock:
Net (depreciation)/appreciation in fair value	(311,248)	(237,564)	15,585

The realized gain on sales of Company common stock for the years ended December 31, 2023, 2022 and 2021, was determined using an average cost method as follows:
	2023 $	2022 $	2021 $
Proceeds on sale of shares	468,894	237,751	257,693
Cost	(178,033)	(89,583)	(99,550)
Realized gain on sales	290,861	148,168	158,143

THE GILLETTE COMPANY GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023 AND 2022, AND FOR
THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021 (CONTINUED)

5.	FEDERAL INCOME TAX STATUS
The Plan is not qualified under Section 401(a) of the Internal Revenue Code and is exempt from the provisions of Title I of ERISA pursuant to Section 4(b) (4) thereof. The Company believes that the fiduciary should be viewed as a directed custodian and that, for U.S. tax purposes, the participating employees should be treated as the owners of the shares of the Company’s common stock held for their account under the Plan.

GAAP requires plan administrators to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or the Department of Labour.  The Plan Administrator has analysed the tax positions taken by the Plan, and have concluded that as of December 31, 2023 and 2022, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2012.

HM Revenue & Customs (HMRC) has determined and informed the Company that it is an approved Employee Share Scheme under UK tax legislation.  Therefore, the Plan Administrator believes that the Plan was qualified and tax-exempt as of December 31, 2023 and no provision for income taxes has been reflected in the accompanying financial statements.

6.	RELATED PARTY TRANSACTIONS
At December 31, 2023 and 2022, the Plan held 2,305 and 5,408 shares, respectively, of Company common stock with a cost basis of $130,110 and $300,724, respectively. Contributions to the Plan were frozen effective January 1, 2008.
During the years ended December 31, 2023, 2022 and 2021, the Plan recorded dividend income from Company common stock of $13,475, $22,459 and $29,885, respectively.
During the year ended December 31, 2023, the Plan incurred administrative expenses of $10,000. This compares to $4,000 in 2022 and $7,000 in 2021. These costs were paid by companies within the Procter & Gamble group of companies, headed by the Company and not reimbursed by the Plan.
Audit fees of £28,000, £22,700 and £21,210 were incurred for the years ended December 31, 2023, 2022 and 2021, respectively. These fees were paid by the participating Procter & Gamble companies on behalf of the Plan. No non-audit fees were payable to the Company’s auditor in respect of the years ended December 31, 2023, 2022 and 2021.
7.	PLAN TERMINATION
Effective January 1, 2008, participants of the Plan ceased making contributions to the Plan. On August 17, 2023, the Company made the decision to terminate the Plan, in accordance with the trust deeds of the Plan. The termination date is expected to be on or about December 6, 2024.

THE GILLETTE COMPANY GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023 AND 2022, AND FOR
THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021 (CONTINUED)

8.	SUBSEQUENT EVENTS
The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through March 21, 2024, the date the financials were available to be issued. No other events have occurred that require adjustment to or disclosure in the financial statements of the Plan.